April 27, 2005



Mail Stop 04-09

VIA U.S. MAIL AND FAX

Ms. Martha Long
Consolidated Capital Institutional Properties
One Insignia Financial Plaza
P.O. Box 1089
Greenville, S.C.  29602


RE:	Consolidated Capital Institutional Properties
Form 10-K for the year ended December 31, 2004
File no. 0-10831

Dear Ms. Long:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for the fiscal year ended December 31, 2004

Note I - Investment in Affiliated Partnerships

1. We note that the excess of the Partnership`s investment over the historical cost of the underlying net assets of the investee is being depreciated over the useful lives of the investees underlying properties. Explain to us how you considered footnote 9 of APB 18 in determining how to account for these investments.
2. We note that the aggregate market value of the Partnership`s investments is lower than the carrying value. Explain to us how you considered paragraph 19h of APB 18 in your impairment test relating to these investments.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kelly McCusker, Staff Accountant, at (202)
824-
5453 or the undersigned at (202) 942-1993 if you have questions.



						Sincerely,



      Jorge Bonilla
      Senior Staff Accountant


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Consolidated Capital Institutional Properties
April 27, 2005
Page 3